
Impact
capital

SEC No 82-34925

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385



5 July 2006


06015939

SUPPL

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549



Dear Sir/Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b)

Sincerely

Lawrence Litzow
Corporate Secretary

PROCESSED
AUG 1 4 2006
THOMSON
FINANCIAL

9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

SEC No 82-34925


Impact
capital

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

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22 June 2006

SALE OF IMPACT (UK) LIMITED

The Board of Impact Capital Limited ("the Company") is pleased to advise that the shareholders of Nanotech Energy Plc have approved the purchase of Impact Funding (UK) Limited.

The parties intend for the repatriation of sale proceeds to occur prior to 30 June 2006.

For further information contact:

Russell E. Templeton - Managing Director
Phone: (07) 3211 9811